Exhibit (a)(1)(xiv)

March 28, 2007

Re: CVS/Caremark Corporation—Offer to Purchase

Dear CVS Corporation 1999 Employee Stock Purchase Plan participant:

The merger between CVS Corporation and Caremark Rx, Inc. closed on March 22, 2007. The combined company, CVS/Caremark Corporation (the “Company”), has commenced a cash tender offer for 150 million shares of its outstanding common stock for $35.00 per share.

Some or all of the CVS/Caremark Corporation shares that you hold in the CVS 1999 Employee Stock Purchase Plan (the “Plan”) may be eligible to participate in the tender offer. Pursuant to the Plan, effective January 1, 2006, Plan shares may not be sold until they have been held in your account twenty-four months from the first day in the offering period in which they were purchased. Any shares in your account not held for the required period may not be sold, and are therefore not eligible to participate in the tender offer. For information on your account, including how many shares may be sold, visit https://espp.melloninvestor.com, or contact Mellon Investor Services at 1-877-287-3757.

Enclosed are the following materials related to the tender offer:

•	Offer to Purchase document
•	Tender Instruction Form
•	Postage-paid reply envelope

You should fully review these materials.

•

If you choose to tender any shares, you must either (i) complete the enclosed Tender Instruction Form and return the form to Ellen Philip Associates, the Independent Plan Tabulator selected by CVS/Caremark, using the enclosed postage-paid reply envelope, (ii) enter your tender instructions online via Ellen Philip Associates Web site at https://www.tabulationsplus.com/cvse, or (iii) enter your tender instructions via telephone by calling Ellen Philip Associates at 1-866-883-2404. You will be asked to enter the Control Number provided on the enclosed Tender Instruction Form if you choose to tender by web or telephone.

•	If you choose not to tender any shares, you do not need to take any action and all shares currently held by you in the Plan will remain in the Plan.

VERY IMPORTANT: The Offer expires on April 24, 2007. HOWEVER, your instructions must be received by Ellen Philip Associates before 4 p.m. on April 19, 2007, to allow time for the number of tendered shares to be tabulated and provided to the Plan Administrator.

The Company will pay the purchase price for tendered shares promptly after the expiration of the tender offer period. However, in the event of proration, the Company does not expect to be able to announce the final results of the proration and commence payment for shares purchased until approximately five to seven business days after the expiration of the tender offer period. We refer to the period between the expiration of the tender offer period and the date of payment by the Company for tendered shares as the “Restricted Period”. During the Restricted Period, you will not be able to sell or certificate any CVS/Caremark shares held by you in the plan.

If you have any questions concerning your account or the Offer, please contact us at 1-877-287-3757, Monday through Friday between the hours of 8:00 a.m. and 7:00 p.m. Eastern Time.

Sincerely,

Mellon Investor Services

Plan Administrator

CVS 1999 Employee Stock Purchase Plan